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                                                                    EXHIBIT 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

                                  26 Weeks Ended
                                     July 3,         January 1,     January 3,       January 4,      December 29,     December 30,
                                       2005             2005           2004             2003             2001             2000
                                  --------------     ----------     ----------       ----------      ------------     ------------
(in '000s)
EARNINGS
-----------------------------

Pre-tax income (loss)                $ 10,587         $ 67,927       $ 63,978         $ 54,628         $(86,593)        $ 33,077
Equity in earnings of equity
 investees                               (200)            (541)        (3,371)          (3,130)              59              122
Earnings from non-controlling
 interest                               1,421            2,021             --               --               --               --
Amortization of capitalized
 interest                                  --               --             --               --               --               --
Equity investee distributions             450            1,769            678              750              603               --
Interest capitalized                      (12)            (237)            --               --               --               --
Fixed charges                          19,475           32,100         30,423           30,976           33,266           33,532
                                     --------         ---------       --------         --------         --------         --------

 Total earnings                      $ 31,721         $103,039       $ 91,708         $ 83,224         $(52,665)        $ 66,731

FIXED CHARGES
-----------------------------

Interest expense                     $ 18,953         $ 30,843       $ 29,663         $ 30,246         $ 32,324         $ 32,401
Interest capitalized                       12              237             --               --               --               --
Amortization of debt issuance
  costs                                    --               --             --               --               --               --
Interest portion of rent payments         510            1,020            760              730              942            1,131
Preferred stock dividend                   --               --             --               --               --               --
                                     --------         --------       --------         --------         --------         --------

  Total fixed charges                $ 19,475         $ 32,100       $ 30,423         $ 30,976         $ 33,266         $ 33,532

RATIO OF EARNING TO FIXED CHARGES *      1.6x             3.2x           3.0x             2.7x               --             2.0x


* For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, plus equity in earnings of equity investees and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, on debt and amortization of deferred debt issuance costs, preferred stock dividend requirements, if any, and that portion of rental expense which is representative of the interest factor in those rentals. Earnings were insufficient to cover fixed charges by approximately $85.9 million in 2001.